A LIMITED LIABILITY PARTNERSHIP TELEPHONE: +49 (0)69 4272-5200 FACSIMILE: +49 (0)69 4272-5210 WWW.SULLCROM.COM

Neue Mainzer Straße 52
60311 Frankfurt am Main, Germany

BRUSSELS • LONDON • PARIS

LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.

BEIJING • HONG KONG • TOKYO

MELBOURNE • SYDNEY

PARTNERS IN THE FRANKFURT OFFICE

CARSTEN BERRAR

MAX BIRKE

KRYSTIAN CZERNIECKI

CLEMENS RECHBERGER

MICHAEL ROSENTHAL

YORK SCHNORBUS

KONSTANTIN TECHNAU

March 22, 2021

By Hand and EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

Office of Manufacturing,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention: Andi Carpenter

Anne McConnell

Geoff Kruczek

Asia Timmons-Pierce

Re:                             Sono Group N.V.
Confidential Draft Registration Statement on Form F-1
Submitted January 20, 2021
CIK No. 0001840416

Ladies and Gentlemen:

On behalf of our client, Sono Motors (the “Company”), we are confidentially submitting a second draft registration statement on Form F-1 (“DRS Amendment No. 1”). The Company previously submitted a draft registration statement on Form F-1 on a confidential basis with the Securities and Exchange Commission (the “Commission”) on January 20, 2021 (the “Draft Registration Statement”). DRS Amendment No. 1 has been revised to reflect the Company’s responses to the comment letter to the Draft Registration Statement received on February 17, 2021 from the staff of the Commission (the “Staff”).

Sullivan & Cromwell LLP is a registered limited liability partnership established under the laws of the State of New York.

The personal liability of our partners is limited to the extent provided in such laws. Additional information is available upon request or at www.sullcrom.com.

A list of partners’ names is available for inspection at the above address.

On behalf of the Company, we have set forth below the Company’s responses to the Staff’s comments. The responses and information below are based on information provided to us by the Company. To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment.

The Company has responded, to the extent relevant, to each of the Staff’s comments by incorporating revisions in DRS Amendment No. 1 in light of the comment, providing an explanation if the Company has not fully responded to the comment or providing supplemental information as requested. As a result of changes to the Draft Registration Statement, some page references have changed. The page references in the Staff’s comments refer to page numbers in the Draft Registration Statement; the page numbers in the Company’s responses refer to page numbers in the DRS Amendment No. 1.

Confidential Draft Registration Statement on Form F-1

Overview, page 1

1.              While we note the “pre-production” disclosure, please revise to clarify the exact status of development of your vehicle, such as whether you have developed a working prototype. Also revise to clarify whether the sales reservations you mention are binding or may be cancelled, and quantify the amount that may be cancelled.

Response

In response to the Staff’s comment, the Company has revised the disclosure in the section “Prospectus Summary — Overview” on p. 3 to clarify the status of the development of its vehicle. The Company has also revised the disclosure in the section “Prospectus Summary — Overview” on p. 1 to provide additional information on the sales reservations.

Summary Financial and Operating Data, page 16

2.              Please disclose your loss per share for each period presented. Refer to Item 3.A.2 of Form 20-F.

Response

In response to the Staff’s comment, the Company has included the loss per share for each period presented in the summary financial and operating data on p. 17.

Risk Factors, page 18

3.              It appears from your disclosure on page 51 that you will be a “controlled company” under exchange listing rules. If so, discuss the corporate governance exemptions that will be available to you, apart from the home country exemptions you discuss, and the related risks to investors.

Response

Nasdaq Listing Rule 5615(c)(1), defines controlled company as “a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company.” There is no individual shareholder, group or other company that holds more than 50% of the voting power for the election of directors. Accordingly, the Company does not avail itself of corporate governance exemptions that are available to a controlled company.

We have no experience servicing our vehicles., page 33

4.              Please elaborate here or in a new risk factor the impact of self-service repair or do-it-yourself repair will have on the warranties you intend to offer for your vehicles and any other risks associated with your self-service or do-it-yourself repairs.

Response

In response to the Staff’s comment, the Company added disclosure on the impact of self-service or do-it-yourself repairs on the warranties it intends to offer and certain other risks relating to its planned self-service or do-it-yourself service platform on p. 35. The Company is currently still reviewing and evaluating its future warranty strategy and does not, at this stage, expect any material impact of self-service or do-it-yourself repairs on its warranty regime.

We may be subject to litigation . . ., page 46

5.              Quantify the amount of monetary benefits promised by your founders and disclose the amount of the current obligations under the program you reference.

Response

In response to the Staff’s comment and to reflect recent developments, the Company has included additional disclosure relating to the so-called “Sono Point” program on p. 48/49. The Company included quantitative information on the nominal amount of profit participation rights (to be) contributed into a “community pool” and underlying the “Sono Points” at the relevant point in time (i.e., 64.07% of all profit participation rights). However, the Company is not in a position to further quantify the amount of the relevant monetary benefits, as their value depends on future dividend distributions, if any, on the shares underlying the “Sono Points” and the specific amount of any such dividends. According to the current assessment of our management board (based on legal assessments), our management board concludes that Sono Points do not impact Sono Motors as the obligation relates only to the founders.

Our dual class share structure . . ., page 51

6.              We note the “considerable influence” referenced here. Revise to clarify whether the holders of your high-voting shares will, in fact, have the ability to determine the actions you mention, as opposed to merely considerably influencing them.

Response

In response to the Staff’s comment, the Company has clarified the disclosure on p. 54 and specified the matters which the founders, by means of their voting power, can control.

Dilution, page 68

7.              Please provide, in tabular form, the disclosure required by Item 9.E.1 of Form 20-F. Also disclose how the numbers and percentages required to be disclosed by that item would change, assuming the exercise of all outstanding options and other equity awards, such as the “virtual shares” you mention, and conversion of outstanding notes.

Response

In response to the Staff’s comment, the Company has added, in tabular form on p. 72, the disclosure required by Item 9.E.1 of Form 20-F. The Company has also provided information based on the assumed exercise of all outstanding stock options and notes. The virtual shares have been replaced under the recently adopted conversion stock option program; the virtual shares were not equity-settled.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 76

8.              Please clarify whether the disclosures related to your future anticipated costs on page 77 include or exclude the future anticipated capital expenditures disclosed on page 73.

Response

In response to the Staff’s comment, the Company has revised the disclosure on p. 81 to clarify that future anticipated spending includes spending related to capital expenditure.

Our Car, page 89

9.              In light of your disclosure regarding replacing the traditional metal sheet exterior with your solar modules, please discuss any collision and safety testing you have performed.

Response

In response to the Staff’s comments, the Company has added disclosure on p. 94 that clarifies that the Company has not yet engaged in collision and safety testing.

Supervisory Board, page 106

10.       Please clarify the meaning of the second paragraph under this heading. Also revise to describe in detail the “nomination rights” to which you refer.

Response

In response to the Staff’s comment, the Company has revised the second paragraph on p. 112 to clarify the description of the “nomination rights” of Laurin Hahn and Jona Christians regarding supervisory board members.

Management Board Service Contracts, page 109

11.       Please revise to clarify and quantify the terms of the contracts to which you refer. Also file those agreements as exhibits, as appropriate.

Response

The Company is currently reviewing the service agreements of its management and has not yet entered or further finalized such agreement. In response to the Staff’s comment, the Company has revised the disclosure on p. 116 to make clear that the relevant agreements still have to be concluded.

Principal Shareholders, page 112

12.       The table on page 113 indicates the Messrs. Laurin and Christian beneficially own an aggregate of about 8.38% of your “high-voting shares.” Please disclose who owns the remainder of those shares and how Messrs. Laurin and Christian can “control” the outcome of voting matters if they hold such a low percentage of high-voting shares.

Response

In response to the Staff’s comment, the Company has revised the disclosure on p. 120 to clarify that Laurin Hahn and Jona Christians hold all high voting shares and that the “Percent”-column under “High Voting Shares” does not refer to the voting rights attached to such shares (for which there is the next column to the right) but shows the number of high voting shares compared to the total number of shares outstanding.

Relationships with Other Related Parties, page 114

13.       Please refer to the first paragraph under this heading. Revise to identify the related parties involved in the transactions and describe the nature and amount of their interest in the transactions.

Response

In response to the Staff’s comment, the Company has revised the disclosure on p. 121 and provided further detail on the related parties. The Company has not yet finalized and concluded service agreements with its management and, at this stage, does not intend to enter into service agreements and/or indemnification agreements with the named persons.

Share Capital, page 115

14.       Please revise to clarify the meaning of the last paragraph under this heading. Include in such revisions the “property law” you mention and how it will effect investors. Also describe the “overriding exceptions” under Dutch law.

Response

In response to the Staff’s comment, the Company has clarified on p. 123 the meaning of the relevant paragraph and the interplay of New York law and Dutch law applicable to the Company.

15.       If members of your management board hold all of your outstanding high-voting shares, please disclose how the determination as to whether to permit conversion will be made.

Response

In response to the Staff’s comment, the Company included clarifying disclosure on p. 123 on the conversion of high voting shares under participation of management board members.

Taxation, page 139

16.       If the disclosure in this section represents the opinion of counsel, as indicated by Exhibits 8.1 and 8.2, the disclosure should name counsel and state clearly that the it is counsel’s opinion. Also, if there any material risks to investors related to the tax consequences you disclose, please add appropriate risk factor disclosure.

Response

In response to the Staff’s comment, the Company has revised the disclosure on p. 148 to clarify that the discussion of the tax law consequences is the opinion of counsel. The Company has also reviewed the tax related risk factors on p. 51.

Financial Statements

General, page F-1

17.       We note the Company was formed in 2016 and the current auditor was engaged in 2020. Please confirm that the Company did not change auditors during its two most recent fiscal years or the subsequent interim period; alternatively, please provide the disclosures required by Item 16.F of Form 20-F, including any required letters from the new and former auditors, filed as exhibits to the registration statement.

Response

The Company submits that the engagement of its current auditor was the first engagement of an auditor by Sono Motors GmbH, as Sono Motors GmbH was not subject to a statutory audit requirement under applicable German law and did not engage an auditor to conduct a voluntary audit either.

8.4 Subsequent events
8.4.3. Remuneration based on virtual shares/exit proceeds, page F-36

18.       We note your disclosure that management current estimates indicate that the employee participation program will have an impact of approximately EUR 25 to 32 on the result of your financial statements as of December 31, 2020. Please disclose the impact the virtual shares had on the financial statements while they were outstanding and explain any material assumptions underlying the impact. Please also more fully disclose the terms of the exchange program and explain any material assumptions underlying the current estimates of the impact of this program.

Response

In its audited financial statements for the years ended December 31, 2020 and December 31, 2019, the Company has added disclosure that more fully describes the terms of the exchange program and explains material assumptions underlying concerning the determination of the share-based payment expense in 2020.

Exhibits

19.       Please file as an exhibit the lock-up agreement mentioned on page 161.

Response

The lock-up agreement is not available at this stage and will be provided once it becomes available at a later stage.

General

20.       Please highlight on your prospectus cover page and in your summary the high-voting shares that are outstanding and the resulting control that affords your management. Please also disclose how you intend to determine whether more than 50 percent of its outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition. See Securities Act Rule 405 and Exchange Act Rule 3b- 4; Securities Act Rules Compliance and Disclosure Interpretation 203.17.

Response

In response to the Staff’s comment, the Company has added the relevant disclosure on the cover page and in the summary on p. 14. The Company also added disclosure on how the Company intends to determine whether more than 50% of its outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition.

21.       Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response

In response to the Staff’s comment, the Company has provided you with all written communications for the relevant period for your review.

*              *              *

If you would like to discuss any aspect of this letter or DRS Amendment No. 1, please contact Krystian Czerniecki at +49-69-4272-5525 or by email (czernieckik@sullcrom.com) or Clemens Rechberger at +49-69-4272-5514 or by email (rechbergerc@sullcrom.com). Please send written correspondence relating to this submission by email.

Very truly yours,

/s/ Clemens Rechberger
Clemens Rechberger

cc:                                Laurin Hahn, Sono Group N.V.
Jona Christians, Sono Group N.V.
Paul van der Bijl, NautaDutilh N.V.
Niek de Kort, NautaDutilh N.V.
James McDonald, Skadden, Arps, Slate, Meagher & Flom (UK) LLP
Andrea Nicolas, Skadden, Arps, Slate, Meagher & Flom LLP